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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of March, 2009

                        Commission File Number: 000-21742

                                   Acergy S.A.
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                 (Translation of registrant's name into English)

                              200 Hammersmith Road
                                 London, W6 7DL
                                     England
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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Attached herewith as Exhibit 99.1 is a press release, dated March 17, 2009, whereby Acergy S.A. ("Acergy") confirmed the award of a contract valued at approximately $825 million to SapuraAcergy Sdn Bhd ("SapuraAcergy") for the development of the deepwater offshore Gumusut-Kakap field. The primary contract has been awarded by Sabah Shell Petroleum Company Limited ("SSPC") to TL Offshore Sdn Bhd, a wholly owned subsidiary of our partner, SapuraCrest Sdn Bhd. SSPC is the Operator of the Gumusut-Kakap field as contractor to PETRONAS. SSPC's co-venturers in the development of the Gumusut-Kakap field are PETRONAS Carigali Sdn. Bhd., ConocoPhillips Sabah Ltd. and Murphy Sabah Oil Co. Ltd.

SapuraAcergy's scope under the contract involves engineering, procurement, transportation and installation, offshore Malaysia in water depths of 1,200 metres, covering:

o    An oil export pipeline and catenary riser, including the shore approach
o    Flowlines, jumpers, Steel Catenary Risers (SCRs), Pipeline End Terminations
(PLET) and flowline inline structures (SLEDs)
o Mooring wires, chains and piles for a semi-submersible Floating Production System (FPS) including towing to the offshore location and installation thereof

Engineering will commence with immediate effect, with offshore installation scheduled to commence in 2010 using the Sapura 3000, SapuraAcergy's state of the art dynamic positioning heavy lift and deepwater pipelay vessel.

This project will be accounted for in the share of results of associates and joint ventures line in the Acergy accounts. For this reason, the value of this award will not appear in Acergy's reported backlog and revenue.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983 and No. 333-124997)
and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the approximated value of the awarded contract, statements as to the timing, scope and location of our work thereunder and statements as to the accounting treatment of the awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion program; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: March 18, 2009                              By: /s/ Stuart Jackson
                                                      --------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer